Exhibit (a)(1)(J)

ISILON SYSTEMS, INC.

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFERING DOCUMENTS.

If you would like to participate in this offer, please indicate your election by checking the applicable boxes on the election form and if submitting a paper election form, please return the completed and signed election form via fax to (206) 777-7855 before 5:00 p.m., Pacific Time, on May 22, 2009, unless the offer is extended.

You may withdraw this election by submitting a new properly completed and signed election form prior to the expiration date which will be 5:00 p.m., Pacific Time, on May 22, 2009, unless we extend the offer.

By electing to exchange my eligible options, I understand and agree to all of the following:

1. I hereby agree to exchange my eligible options for new options as indicated on the election form in accordance with the terms of the offer as set forth in the offer to exchange, dated April 24, 2009, of which I hereby acknowledge receipt. Each eligible option indicated on the election form will be cancelled on May 22, 2009 or, if the offer is extended, on the extended expiration date. A new option will be granted to me on May 22, 2009 in accordance with the terms of the offer or, if the offer is extended, on the first business day following the expiration of the offer.

2. The offer is currently set to expire at 5:00 p.m., Pacific Time, on May 22, 2009, unless Isilon, in its discretion, extends the period of time during which the offer will remain open.

3. If I cease to be employed by Isilon or its subsidiaries before Isilon grants me new options in exchange for my eligible options, I will not receive any new options. Instead, I will keep my current eligible options and they will expire in accordance with their terms.

4. Until May 22, 2009, I will have the right to amend the elections that I have made for some or all of my eligible options that I elected to exchange. However, after that date I will have no ability to amend my election. The last properly submitted election, whether electronically or in paper form, prior to the expiration of the offer will be binding. Until the offer period closes on May 22, 2009, I may withdraw my tendered eligible options at any time prior to Isilon’s acceptance of such options for exchange pursuant to the offer.

5. The tender of some or all of my eligible options will constitute my acceptance of all of the terms and conditions of the offer. Acceptance by Isilon of my eligible options for amendment pursuant to the offer will constitute a binding agreement between Isilon and me upon the terms and subject to the conditions of the offer.

6. I am the registered holder of the eligible options I tender for exchange, and my name and other information appearing on the election form are true and correct.

7. I am not required to tender some or all of my eligible options in the offer.

8. Isilon and/or any independent firms hired with respect to the offer cannot give me legal, tax or investment advice about the offer and I have been advised to consult with my own legal, tax and investment advisors on the consequences of participating or not participating in the offer.

9. Under certain circumstances set forth in the offer to exchange, Isilon may terminate or amend the offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.

10. I understand that if I do not clearly mark the box electing to exchange each of my eligible options on the election form, such eligible options will not be exchanged.

11. I understand that my new options will be granted under the 2006 Equity Incentive Plan and subject to the terms and conditions of the 2006 Equity Incentive Plan and stock option agreement used for the new option grants, which for employees outside the U.S., will include country-specific terms.

I understand that neither Isilon nor the Board of Directors of Isilon is making any recommendation on whether I should amend or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the exchanged options may decline in value when I decide to exercise such options. I further understand that past and current market prices of Isilon common stock may provide little or no basis for predicting what the market price of Isilon common stock will be when Isilon grants me new options in exchange for my tendered eligible options or at any other time in the future.

Please read (1) the Offer to Exchange; (2) the e-mail from Gwen Weld dated April 24, 2009; (3) the e-mail announcing the offer dated April 24, 2009; (4) the Summary of Stock Option Exchange Program; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; (6) the Election Form; and (7) the Agreement to Terms of Election before completing and signing the Election Form.